SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2012

CGG-Veritas

Tour Maine Montparnasse – 33 Avenue du Maine – BP 191 – 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Has Conducted First BroadSeis Surveys Offshore China

PARIS, France – November 7, 2012

CGGVeritas has successfully conducted the first 3D BroadSeisTM marine surveys to be recorded offshore China. The deepwater surveys of two areas offshore Shenzhen in the east of the South China Sea were awarded to CGGVeritas by Chinese seismic services company, COSL (China Oilfield Services Limited), on behalf of its parent company, the Chinese national oil company, CNOOC. Data processing is already underway in the CGGVeritas Singapore center and is expected to be delivered by the end of 2012.

The BroadSeis surveys were contracted to CGGVeritas under a framework agreement for technical collaboration between CGGVeritas and COSL with respect to BroadSeis, the CGGVeritas proprietary marine broadband solution. CNOOC specifically identified BroadSeis for the project in order to overcome the challenge of complex imaging of both shallow and deep targets in the area.

The Viking II vessel, operating with eight x 8,100 m Sercel Sentinel streamers equipped with Sercel Nautilus® streamer control devices, acquired the approximately 1,000 sq km full-fold data over the two survey areas which included the heavily congested HuiZhou production area. The surveys were acquired a full ten days ahead of schedule by minimizing the impact of seasonal weather patterns through highly accurate typhoon prediction and managing uptime through efficient operations. COSL and CNOOC congratulated the crew on the successful completion of a high-quality dataset despite significant operational challenges and without compromising safety.

Yang Jing Hong, President of COSL Geo, said: “Successful cooperation between COSL and CGGVeritas within this project not only provides a ‘win-win’ situation for both contractors, it also services the client with high technology and quality at a competitive cost and makes significant contributions to the advancement of geophysical technology.”

Jean-Georges Malcor, CEO, CGGVeritas, said: “CGGVeritas would like to thank CNOOC and COSL for their confidence in our broadband technology. These first 3D BroadSeis surveys acquired in Chinese waters are doubly significant for CGGVeritas, marking a real milestone in our history and boding extremely well for our future activity in China. Together with the agreement we signed recently with COSL for technical collaboration on BroadSeis and the prospect of more BroadSeis surveys being commissioned in 2013, we are seeing clear signs of increasing interest for broadband acquisition in Chinese waters.”

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Contacts
Investor Relations	Group Communications
Christophe Barnini	Antoine Lefort
Tel: +33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: invrelparis@cggveritas.com	E-Mail: media.relations@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique – Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 7th, 2012	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP